UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING


(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

                  For Period Ended: October 31, 2003
                                    ----------------
                  [ ]      Transition Report on Form 10-K
                  [ ]      Transition Report on Form 20-F
                  [ ]      Transition Report on Form 11-K
                  [ ]      Transition Report on Form 10-Q
                  [ ]      Transition Report on Form N-SAR
                  For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
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         INTERNATIONAL DISPLAYWORKS, INC.
         Full Name of Registrant
         -----------------------------------------------------------------------

         Former Name if Applicable
         -----------------------------------------------------------------------
         599 MENLO DRIVE, SUITE 200
         -----------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

         ROCKLIN, CALIFORNIA  95765
         -----------------------------------------------------------------------
         City, State and Zip Code

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PART II -- RULES 12b - 25(b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

         [X]   (b)     The subject annual report, semi-annual report, transition
                       report on Form 10-KSB, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date;
                       or the subject quarterly report or transition report on Form 10-QSB or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b - 25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable  detail the reasons why Form 10-K,  11-K,  20-F, 10-Q,
N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Due to substantial operations through subsidiaries located in Hong Kong and China, the Company requires additional time to gather information to complete its Form 10-K.

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PART IV -- OTHER INFORMATION
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(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.

STEPHEN KIRCHER                                                   (916) 415-0864
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(Name)                                          (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state why a reasonable estimate of the results cannot be made.

     The net loss for the year ended October 31, 2003 was approximately $808,000 compared to $6,942,000 for the year ended October 31, 2002. The decrease in net loss for the year ended October 31, 2003 is primarily due to the write off of goodwill of $5,287,000 and the impairment of machinery of $270,000 in the year ended October 31, 2002 and the approximately 9.2% increase in sales and 6.4% decrease in operating expenses for the year ended October 31, 2003.

                        INTERNATIONAL DISPLAYWORKS, INC.
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                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 28, 2004               By:  /s/ Stephen C. Kircher
                                        ----------------------------------------
                                        STEPHEN C. KIRCHER,
                                        CHIEF EXECUTIVE OFFICER

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).